NEWS RELEASE
TSX: ELD NYSE: EGO	June 27, 2017

Eldorado Gold Provides an Update on Kisladag Operations

VANCOUVER - BC – Eldorado Gold (“Eldorado” or the “Company”) today provides an update on its 100% owned Kisladag gold mine in Turkey. Kisladag is a low-grade, bulk-tonnage, open pit operation that uses heap leach for gold recovery. Kisladag has been in operation since 2006 and is Turkey’s largest gold mine.

Placement of estimated recoverable gold on the leach pad is proceeding as planned, however, gold solution grade and consequently gold recovery from the leach pad has recently lagged internal expectations. Recent laboratory and in situ tests where solution chemistry has been adjusted have indicated normal recovery rates are still expected. However, more time is now required to adjust the overall pad solution chemistry and allow solution to flow through the current stack height of the leach pad, which is at approximately 80 metres at the highest point.

Kisladag is now expected to produce approximately 38,400 ounces of gold in the second quarter of 2017 and approximately 90,000 ounces of gold for the first half of 2017. As such, Kisladag will not meet the Company’s original 2017 guidance of 230,000 to 245,000 ounces.

The Company now expects 2017 gold production of 180,000 to 210,000 ounces from Kisladag with cash costs in the new guidance range of $450 to 500 per ounce. The ounces that are not produced in 2017 are expected to be produced in the first half of 2018.

The Company expects 2018 full year gold production of approximately 320,000 to 335,000 ounces at cash costs of $425 to 475 per ounce, compared to previous guidance of 285,000 ounces.

Eldorado’s President and CEO, George Burns, commented, “While Kisladag’s decrease in production for the year is disappointing, our team has implemented a strategy to return our cornerstone asset to normalized production levels. We felt it prudent to inform the market of this information regarding Kisladag in view of our current agreement with Integra Gold Corporation. Under the agreement, the Company shall issue common shares as part consideration of the acquisition of all of the issued shares of Integra, that Eldorado does not already own, pursuant to a plan of arrangement, which is subject to Integra shareholder approval.”

About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "continue"", "projected", "scheduled", "estimates", "forecasts", "projected", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements or information include, but are not limited to, statements or information with respect to the Update on Kisladag Operations.

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Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; risks related to impact of the sale of our Chinese assets on the Company’s operations; the ability to acquire the shares that it does not already own in Integra Gold Corporation; additional funding requirements; currency fluctuations; litigation risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contacts

Investor Relations

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.601.6701 or 1.888.363.8166 kristam@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.601.6679 or 1.888.363.8166 louiseb@eldoradogold.com

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